Filed by BMC Stock Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BMC Stock Holdings, Inc.

Filer’s SEC File No.: 001-36050

Date: August 27, 2020

BMC Stock Holdings/Builders FirstSource Merger Announcement

August 27, 2020

Social Media – Twitter Post

BMCH and BLDR announce combination to create the nation’s premier supplier of building materials and services. Important information: http://ow.ly/p0fl50Bazmj

BMC Stock Holdings/Builders FirstSource Merger Announcement

August 27, 2020

Social Media – LinkedIn Post

Today, we announced BMC has entered into a transformative merger with @Builders FirstSource. This exciting combination will create the nation’s premier supplier of building materials and services. Important information: http://ow.ly/ESIE50BazMz

BMC Stock Holdings/Builders FirstSource Merger Announcement

August 27, 2020

Social Media – Facebook Post

Today, BMC announced that it has entered into a transformative merger with @Builders FirstSource. This exciting combination enables BMC to further accelerate our profitable growth strategy with a company that also focuses on providing a broad product portfolio and differentiated capabilities deployed through a customer-focused service model. Details: http://ow.ly/1UVD50BazTv

BMC Stock Holdings/Builders FirstSource Merger Announcement

August 27, 2020

Social Media – Instagram Post

Photo: images of BMC and Builders FirstSource logos

Caption: Today, BMC announced that it has entered into a transformative merger with @Builders FirstSource. Tap the link in bio for the announcement and important information.

Link: http://ow.ly/1UVD50BazTv

Link Destination:

BMC Stock Holdings Website

Press Release dated August 27, 2020